

May 14, 2012

<u>Via E-mail</u>
Mr. Curtis Smith
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd
San Mateo, CA 94404

> **Re:** **Keynote Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 13, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 000-27241**

Dear Mr. Smith:

We have reviewed your letter dated April 19, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 6, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Unaudited Condensed Consolidated Financial Statements

Note 16. Commitments and Contingencies

Legal Proceedings, page 22

1.   We note your response to prior comment 2 where you state the company believes that your current disclosures are responsive to our comments. However, your current discussion of the October 2007 litigation and your proposed revised disclosures with regards to other litigation matters arising in the ordinary course of business address only

losses that are probable and reasonably estimable and it remains unclear whether there are any reasonably possible additional losses that you should be discussing. To the extent there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred, in your next periodic filing, please revise to disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts). Please refer to ASC 450-20-50.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collns

Kathleen Collins
Accounting Branch Chief